Exhibit 99.1

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Entering Into an Equity Distribution Agreement With an

Aggregate Offering Price of Up to $75 Million

HONG KONG, CHINA, May 22, 2014 – Seaspan Corporation (“Seaspan” or the “Company”) (NYSE: SSW) announced today that it has filed a prospectus supplement with the Securities and Exchange Commission through which it may, from time to time, issue Class A common shares (the “common shares”) with an aggregate offering price of up to $75 million. Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC (the “Sales Agents”) will act as sales agents for the offering.

Sales of common shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed to between Seaspan and the Sales Agents. Seaspan is under no obligation to issue common shares under the equity distribution agreement.

Seaspan intends to use the net proceeds from the offering for general corporate purposes, which may include funding vessel acquisitions.

The common shares will be offered pursuant to a prospectus supplement, dated May 22, 2014, to the Company’s base prospectus, dated August 19, 2013. When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146) and Credit Suisse Securities (USA) LLC, One Madison Avenue, Floor 1B, New York, NY 10010, email: newyork.prospectus@credit-suisse.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 109 containerships representing a total capacity of over 840,000 TEU, including 34 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2016. Seaspan’s current operating fleet of 72 vessels has an average age of approximately seven years and an average remaining lease period of approximately five years.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	2019 senior unsecured notes

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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